EXHIBIT 4.4

CERTIFICATE OF SECRETARY

I, JOHN M. LOWBER, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation, do hereby certify and declare that the shareholder resolution attached hereto as Exhibit 4.4A is a true and correct copy of a resolution duly adopted by the shareholders of General Communication, Inc. at their meeting held on June 25, 2007.

EXECUTED this 24th day of July, 2007 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:	/s/ John M. Lowber
John M. Lowber, Secretary

STATE OF ALASKA	)
) ss.
THIRD JUDICIAL DISTRICT	)

The foregoing instrument was acknowledged before me this 24 day of July, 2007 by John M. Lowber, Secretary of General Communication, Inc. an Alaska corporation, on behalf of the corporation.

/s/ Christine Ransom
Notary Public in and for Alaska
My Commission Expires: 8/28/2010

EXHIBIT 4.4A

SHAREHOLDER RESOLUTION NO. 2007-02

RESOLVED, that the shareholders of General Communication, Inc. ("Company") hereby approve the amendment of the General Communication, Inc. Amended and Restated 1986 Stock Option Plan, as adopted by the board of directors of the Company at its February 19, 2007 meeting, increasing the number of shares authorized and allocated to the plan by 2.5 million shares for a total of 15.7 million shares of Company Class A common stock, and the amendment of the plan, as adopted by the board at its April 27, 2007 meeting, revising the plan limitation on the option exercise price to allow deductibility of compensation expense recognized upon exercise of options under the plan.

DATED, this 25th day of June, 2007.

/s/ John M. Lowber
John M. Lowber
Secretary